(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q1 2021 RESULTS

Vancouver, British Columbia, May 5, 2021 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) reports first quarter ("Q1") operating and financial results including results from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Galiano. All financial information contained in this release is unaudited and reported in US$.

Q1 2021 Asanko Gold Mine Highlights (100% basis):

  Production on plan: Gold production of 59,999 ounces during the quarter, in line with 2021 production guidance of 225,000-245,000 ounces.

  Consistent cost performance: Total cash costs per ounce1 of $989 and all-in sustaining costs1 ("AISC") of $1,158/oz, in line with 2021 cost guidance of $1,100 - $1,300/oz.

  Strong financial results: Reported gold revenue of $110.6 million generated from 62,925 gold ounces sold at an average realized price of $1,757/oz, net income after tax of $29.7 million and Adjusted EBITDA1 of $39.2 million during the quarter.

  Significant cash generation: Generated $35.4 million of cash flows from operating activities and free cash flow1 of $20.5 million during Q1 2021.

  Return of capital: Returned $10.0 million to joint venture participants through cash distributions.

  Consistent milling and strong metallurgical performance: The processing plant delivered a quarterly milling performance of 1.4 million tonnes ("Mt") at an average plant feed grade of 1.4g/t.  The processing facility continued to deliver metallurgical recovery well above design achieving 95% recovery.

  Focus on exploration: Infill drilling at Miradani North continued to demonstrate encouraging widths of mineralization and grade in multiple parallel zones with focus shifting to step out drilling.

  Excellence in safety: There were no lost-time injuries ("LTI") nor total recordable injuries ("TRI") reported during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.10 and 0.58 per million employee hours worked, respectively.

  Robust liquidity: $59.4 million in cash (including $15.0 million drawn on the $30.0 million revolving credit facility ("RCF")), $10.3 million in gold sales receivables and $6.1 million in gold on hand at the JV.

Q1 2021 Galiano Gold Highlights:

  Return on investment in JV: Receipt of a Q1 distribution of a $5.0 million from the Asanko Gold Mine joint venture.

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  Stable balance sheet: Cash on hand of $61.2 million and $3.8 million in receivables as at March 31, 2021, while remaining debt free.

  Growth: Work on two exploration stage properties in Ghana and Mali initiated, in both cases adjacent to active and historic mining and exploration properties.

  Strong earnings: Generated net income after tax of $13.0 million or $0.06 per share during the quarter.

"The Asanko Gold Mine had another solid operating quarter, delivering according to plan, enabling a distribution of $10 million to the JV partners. We expect production and costs to be weaker in Q2 as we are undertaking waste stripping of Cut 3 at Akwasiso and will be supplementing the Esaase ore feeding the mill with low grade stockpiles. Following completion of the strip, we will be harvesting ore from Akwasiso in H2 2021 and into 2022 and expect to deliver on both our cost and production guidance this year," said Greg McCunn, Chief Executive Officer. "At Galiano, initiating exploration activity at the Asumura property in Ghana and acquiring the early stage exploration properties in Mali give us an opportunity to reinvigorate our greenfield exploration initiatives and create value through exploration."

Asanko Gold Mine - Summary of Q1 2021 Operational and Financial Results (100% basis)

	Three months ended March 31,
Asanko Gold Mine (100% basis)	2021	2020
Ore mined ('000t)	1,841	1,911
Waste mined ('000t)	9,552	7,051
Total mined ('000t)	11,393	8,962
Strip ratio (W:O)	5.2	3.7
Average gold grade mined (g/t)	1.3	1.6
Mining cost ($/t mined)	3.31	3.89
Ore transportation from Esaase ('000 t)	870	447
Ore transportation cost ($/t trucked)	6.48	8.26
Ore milled ('000t)	1,444	1,400
Average mill head grade (g/t)	1.4	1.6
Average recovery rate (%)	95	94
Processing cost ($/t treated)	10.31	11.13
Gold production (oz)	59,999	66,333
Gold sales (oz)	62,925	67,820
Average realized gold price ($/oz)	1,757	1,542
Operating cash costs[1] ($/oz)	901	599
Total cash costs[1] ($/oz)	989	676
All-in sustaining costs[1] ($/oz)	1,158	805
All-in sustaining margin[1] ($/oz)	599	737
All-in sustaining margin[1] ($m)	37.7	50.0
Revenue ($m)	110.8	104.8
Income from mine operations ($m)	35.9	48.4
Cash provided by operating activities ($m)	35.4	37.0
Free cash flow[1] ($m)	20.5	27.0

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  There were no LTIs nor TRIs reported during the quarter and the AGM has now achieved 4.8 million employee hours worked without a reported lost-time injury.

  The AGM produced 59,999 ounces of gold during the quarter, as the processing plant achieved milling throughput of 1.4Mt of ore processed at a grade of 1.4g/t and metallurgical recovery averaging 95% (well above design).

  Sold 62,925 ounces of gold in Q1 2021 at an average realized gold price of $1,757/oz for total revenue of $110.8 million (including $0.2 million of by-product silver revenue), an increase of $6.0 million from Q1 2020. The increase in revenue quarter-on-quarter was a function of a 14% improvement in average realized gold prices, partly offset by a 7% decrease in sales volumes in Q1 2021.

  The AGM incurred operating cash costs per ounce1 of $901, total cash costs per ounce1 of $989 and AISC1 of $1,158 per ounce in Q1 2021. Total cash costs were higher in Q1 2021 relative to Q1 2020 primarily due to a positive NRV adjustment on stockpile inventory in Q1 2020 (improvement in stockpile quality), the cash cost component of which represented a decrease in production costs of $7.7 million, as well as a 27% increase in total tonnes mined. Ore transportation costs were also higher in Q1 2021 associated with trucking ore from Esaase to the process plant as a higher proportion of ore was sourced from Esaase ($36/oz increase for the quarter). Total cash costs per ounce1 was also impacted by a higher royalty expense arising from improvement in the gold price during Q1 2021 compared to Q1 2020.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $74.9 million in Q1 2021, an increase of $18.5 million from Q1 2020. The increase in cost of sales was primarily due to higher operating cash costs per ounce1 as described above, while cost sales benefitted from lower sales volumes in Q1 2021.  Also impacting cost of sales in Q1 2021 relative to Q1 2020 was the reversal of previously recorded NRV adjustments on stockpile inventory as described above.  Depreciation and depletion expense was also $2.2 million higher in Q1 2021 due to a reversal of previously recorded NRV adjustments in Q1 2020, which was partly offset by higher depreciation expense on right-of-use assets (capitalized service and lease agreements) and Esaase mine development costs as a higher proportion of ore was sourced from Esaase during Q1 2021.

  Income from mine operations for Q1 2021 totaled $35.9 million compared to $48.4 million in Q1 2020. The decrease in income from mine operations was due to an $18.5 million increase in cost of sales (as described above), partly offset by a $6.0 million increase in revenues.

  The AGM generated $35.4 million of cash flows from operating activities (after considering unfavorable working capital changes of $7.6 million) and free cash flow1 of $20.5 million during Q1 2021.  This compares to $37.0 million of cash flows from operating activities (after considering unfavorable working capital changes of $19.5 million) and $27.0 million of free cash flow1 during Q1 2020.  The reduction in free cash flow1 was the result of a $6.0 million increase in cash flows associated with capital expenditures during Q1 2021.

  Reported Adjusted EBITDA1 of $39.2 million in Q1 2021 compared to $51.4 million in Q1 2020.

  As at March 31, 2021, the JV held cash and cash equivalents of $59.4 million (including $15.0 million drawn on the $30.0 million RCF), $10.3 million in receivables from gold sales and $6.1 million in gold on hand.

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Galiano Gold Inc. - Summary Q1 2021 Financial Results

	Three months ended March 31,
Galiano Gold Inc. (consolidated)	2021	2020
Net income after tax ($m)	13.0	21.8
Net income after tax per share	0.06	0.10
Adjusted EBITDA[1] ($m)	15.8	21.9

  The Company reported net income after tax of $13.0 million in Q1 2021 compared to net income after tax of $21.8 million in Q1 2020. The decrease in earnings during Q1 2021 was predominantly due to a reduction in the Company's 45% interest in the net earnings of the JV which totaled $13.4 million for the quarter, compared to $20.5 million in Q1 2020. Additionally, the Company's general and administrative expenses were $1.3 million higher in Q1 2021 due to an increase in share-based compensation expense resulting from the Company granting deferred share units which have no specific vesting conditions and as such the expense is recognized immediately on the grant date.

  Adjusted EBITDA1 for Q1 2021 amounted to $15.8 million, compared to $21.9 million in Q1 2020. The decrease in Adjusted EBITDA1 was primarily a result of an increase in the AGM's total cash costs1.

  Cash used in operating activities in Q1 2021 was $4.7 million, compared to $0.8 million in Q1 2020. The increase in cash used in operations was primarily due to a reduction in accounts payable and accrued liabilities associated with the payment of short-term and long-term incentive plan awards.

  As at March 31, 2021, the Company had cash on hand of $61.2 million and $3.8 million in receivables for a gross liquidity position of $65.0 million and no debt.

This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 and 2020, which are available at www.galianogold.com and filed on SEDAR.

1 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Galiano's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%. Excluded from operating cash costs are one-time severance charges.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

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  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: projected gold production and cost estimates for calendar 2021, the target date for the Company releasing its full financial and operational results and the target date for ore delivery at Akwasiso Cut 3. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that projected gold production and cost estimates for calendar 2021 will be representative of actual production and cost results for calendar 2021, the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the projected gold production and cost estimates for calendar 2021 referred to in this news release may not be representative of actual production and cost results for calendar 2021; the Company may not begin ore delivery at Akwasiso Cut 3 by the target date for such delivery, or at all; the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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